UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2015
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended March 31, 2015.

2.	Management’s Discussion and Analysis for the three months ended March 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: May 5, 2015

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash	$25,665	$956
Accounts receivable	50,115	66,503
Unbilled revenue	28,405	43,622
Inventories	6,430	7,449
Prepaid expenses and deposits	1,744	2,253
Assets held for sale	357	29,589
Deferred tax assets	5,658	5,609
	118,374	155,981
Plant and equipment (net of accumulated depreciation of $180,620, December 31, 2014 – $173,537)	256,789	260,898
Other assets	9,183	9,755
Deferred tax assets	23,316	29,947
Total assets	$407,662	$456,581
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$26,433	$58,089
Accrued liabilities	16,818	14,997
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,421	—
Current portion of capital lease obligation	22,467	22,201
Deferred tax liabilities	6,749	20,056
	74,888	115,343
Long term debt (note 4)	58,733	64,269
Capital lease obligation	38,918	41,854
Other long term obligations	3,382	3,459
Deferred tax liabilities	46,790	42,077
	222,711	267,002
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2015 - 34,333,996 (December 31, 2014 – 34,923,916)) (note 7(a))	285,435	290,800
Treasury shares (March 31, 2015 - 916,443 (December 31, 2014 - 589,892))(note 7(a))	(4,868)	(3,685)
Additional paid-in capital	22,949	19,866
Deficit	(118,565)	(117,402)
	184,951	189,579
Total liabilities and shareholders’ equity	$407,662	$456,581
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2015	2014
Revenue	85,076	107,734
Project costs	31,947	35,171
Equipment costs	30,594	47,629
Depreciation	11,538	9,744
Gross profit	10,997	15,190
General and administrative expenses	8,411	10,891
Loss on disposal of plant and equipment	13	296
Gain on disposal of assets held for sale	(89)	—
Amortization of intangible assets	473	963
Operating income before the undernoted	2,189	3,040
Interest expense, net (note 6)	2,630	2,836
Foreign exchange (gain) loss	(43)	8
(Loss) income before income taxes	(398)	196
Income tax expense (benefit)
Current	2,118	—
Deferred	(2,012)	70
Net (loss) income and comprehensive (loss) income	(504)	126
Per share information
Net (loss) income - basic & diluted	$(0.01)	$0.00

Cash dividends per share (note 7(d))	$0.02	$0.02
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$—	$191,835
Net income	—	—	—	126	—	126
Exercised options	1,019	—	(384)	—	—	635
Stock-based compensation	—	—	621	—	—	621
Dividends	—	—	—	(698)	—	(698)
Balance at March 31, 2014	$291,536	$—	$14,987	$(114,004)	$—	$192,519

Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$—	$189,579
Net loss	—	—	—	(504)	—	(504)
Exercised options	137	—	(54)	—	—	83
Stock-based compensation	—	3	17	—	—	20
Dividends (note 7(d))	—	—	—	(659)	—	(659)
Share purchase program (note 7(c))	(5,502)	—	3,120	—	—	(2,382)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(1,186)	—	—	—	(1,186)
Balance at March 31, 2015	$285,435	$(4,868)	$22,949	$(118,565)	$—	$184,951
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2015	2014
Cash provided by (used in):
Operating activities:
Net (loss) income	$(504)	$126
Adjustments to reconcile to net cash from operating activities:
Depreciation	11,538	9,744
Amortization of intangible assets	473	963
Amortization of deferred financing costs (note 6)	234	247
Lease inducement paid on sublease	(69)	—
Loss on disposal of plant and equipment	13	296
Gain on disposal of assets held for sale	(89)	—
Stock-based compensation expense	235	3,630
Cash settlement of stock-based compensation	(268)	—
Other adjustments to cash from operating activities	22	(14)
Deferred income tax (benefit) expense	(2,012)	70
Net changes in non-cash working capital (note 8(b))	10,929	2,053
	20,502	17,115
Investing activities:
Purchase of plant and equipment	(10,091)	(2,663)
Additions to intangible assets	(200)	(252)
Proceeds on disposal of plant and equipment	86	17
Proceeds on disposal of assets held for sale	29,553	—
	19,348	(2,898)
Financing activities:
Repayment of credit facilities	(5,536)	—
Proceeds from option exercised	83	635
Dividend payment (note 7(d))	(688)	—
Share purchase program (note 7(c))	(2,382)	—
Purchase of treasury shares for share unit settlement (note 7(a))	(1,186)	—
Repayment of capital lease obligations	(5,432)	(3,739)
	(15,141)	(3,104)
Increase in cash	24,709	11,113
Cash, beginning of period	956	13,742
Cash, end of period	$25,665	$24,855
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Presentation of financial statements and property, plant and equipment
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entities operations and financial results. The Company adopted this ASU effective for disposals recorded on or after January 1, 2015. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Revenue from contracts with customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. This ASU will be effective commencing January 1, 2017. The Company is currently assessing the effect the adoption of this standard will have on its consolidated financial statements. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.
ii) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

5

NOA

iii) Presentation of Financial Statements - Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This accounting standard provides guidance on the responsibility of management in evaluating whether there is doubt about the Company's ability to continue as a going concern. For every reporting period, management will be required to complete an evaluation on whether there is substantial doubt about the Company's ability to continue as a going concern within one year from the date of the financial statement issuance. Guidance is also provided on related note disclosure should substantial doubt be raised. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
iv) Consolidation - Amendments to the Consolidation Analysis
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). The amendments in the update provide a revised model to reevaluate the consolidation of a reporting entity's legal entities. Specifically, the amendments affect the following areas: 1) limited partnerships and similar legal entities; 2) evaluating fees paid to a decision maker or a service provider as a variable interest; 3) the effect of fee arrangements on the primary beneficiary determination; 4) the effect of related parties on the primary beneficiary determination; and 5) certain investment funds. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
4) Long term debt

	March 31, 2015	December 31, 2014
Credit Facility (note 4(a))	$—	$5,536
Series 1 Debentures (note 4(b))	58,733	58,733
	$58,733	$64,269
a) Credit Facility
On September 10, 2014, the Company entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). The Fifth Amended and Restated Credit Facility was dated October 9, 2013, expires on September 30, 2016 and is secured through a combination of working capital and equipment. The Credit Facility provides a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio and a Fixed Charge Cover Ratio. Under the terms of the amended agreement, the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA must be maintained at less than 2.50 times to 1.00; the permitted capital lease debt is $90.0 million and the Company received pre-approval to redeem up to $20.0 million of the Series 1 Debentures. As at March 31, 2015, the Company was in compliance with the covenants.
The Credit Facility allows borrowing of up to $85.0 million, broken into two tranches, contingent upon the value of the borrowing base. Tranche A supports both borrowing under the revolving facility and letters of credit up to $60.0 million and Tranche B allows up to $25.0 million in letters of credit.
As of March 31, 2015, there was $nil (December 31, 2014 - $5.5 million) drawn against the revolving facility under Tranche A of the Credit Facility and there was $5.1 million (December 31, 2014 - $5.1 million) of issued and undrawn letters of credit under Tranche B of the Credit Facility. The March 31, 2015 borrowing base allowed for a maximum draw of $75.2 million between the two tranches. At March 31, 2015, the Company's unused borrowing availability under the revolving facility was $60.0 million (December 31, 2014 - $54.5 million).
b) Series 1 Debentures
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.

6

5) Fair value measurements
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of the Credit Facility approximates its carrying value as it is subject to floating market interest rates. The fair value of the capital lease obligations and Series 1 Debentures was calculated using a market approach based on Level 3 inputs using standard market techniques, such as discounted cash flow analysis and option pricing models. During the three months ended March 31, 2015 and March 31, 2014, the Company did not record any fair value adjustments related to non-financial assets and liabilities measured at fair value on a nonrecurring basis.
Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$61,385	$60,751	$64,055	$58,951
Series 1 Debentures (ii)	58,733	58,146	58,733	58,733

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.
6) Interest expense, net

	Three months ended
	March 31,
	2015	2014
Interest on capital lease obligations	$874	$654
Amortization of deferred financing costs	234	247
Interest on Credit Facility	205	251
Interest on Series 1 Debentures	1,340	1,711
Interest on long term debt	$2,653	$2,863
Interest income	(23)	(27)
	$2,630	$2,836
7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(327,155)	(327,155)
Transfers of common shares by the trust to settle stock-based compensation obligations	—	604	604
Retired through Share Purchase Program (note 7(c))	(620,000)	—	(620,000)
Issued and outstanding at March 31, 2015	34,333,996	(916,443)	33,417,553
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under the equity classified RSU plan and PSU plan are to be settled. At March 31, 2015, 604 common shares have been issued out of the trust to settle stock-based compensation obligations.

7

NOA

b) Net (loss) income per share

	Three months ended
	March 31,
	2015	2014
Weighted average number of common shares (no dilutive effect)	34,528,845	34,811,415
For the three months ended March 31, 2015, there were 1,659,300 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended March 31, 2014 – 774,020 stock options).
c) Share purchase program
On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the "Purchase Program"), in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. During the three months ended March 31, 2015, the Company purchased and subsequently cancelled 620,000 voting common shares resulting in a reduction of $5,502 to common shares and an increase to additional paid-in capital of $3,120. As at March 31, 2015, a total of 1,120,000 common shares have been purchased and subsequently cancelled in the normal course.
d) Dividends
On February 23, 2015, the Company declared its first quarter 2015 dividend of $0.02 per share payable to shareholders of record as of March 31, 2015. At March 31, 2015, the dividend payable of $668 was included in accrued liabilities and was subsequently paid to shareholders on April 24, 2015.
8) Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2015	2014
Cash paid during the period for:
Interest	$1,152	$911
Income taxes	—	—
Cash received during the period for:
Interest	23	27
Income taxes	—	—
Non-cash transactions:
Addition of plant and equipment by means of capital leases	2,762	3,987
Reclass from plant and equipment to assets held for sale	(232)	(225)
Non-cash working capital exclusions:
Net (decrease) increase in accounts payable related to purchase of plant and equipment	(5,065)	3,195
Net decrease in accounts payable related to change in estimated financing costs	—	(101)
Net decrease in accounts payable related to change in the lease inducement payable on the sublease	(69)	—
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	8	—
Net increase in accrued liabilities related to current portion of RSU liability	7	685
Net decrease in accrued liabilities related to current portion of DSU liability	(11)	—
Net decrease in accrued liabilities related to the current portion of the senior executive stock options	(21)	—
Net (decrease) increase in accrued liabilities related to dividend payable	(29)	698

8

b) Net change in non-cash working capital

	Three months ended
	March 31,
	2015	2014
Operating activities:
Accounts receivable	$16,388	$13,918
Unbilled revenue	15,217	(4,149)
Inventories	1,019	583
Prepaid expenses and deposits	539	(891)
Accounts payable	(26,522)	(7,573)
Accrued liabilities	1,867	(815)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,421	980
	$10,929	$2,053
9) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2015	2014
Customer A	38%	13%
Customer B	34%	26%
Customer C	15%	37%
10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred for the three months ended March 31, 2015 of $nil (three months ended March 31, 2014 - $13).

9

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2015

Management’s Discussion and Analysis
For the three months ended March 31, 2015
A. EXPLANATORY NOTES
May 5, 2015
The following Management’s Discussion and Analysis ("MD&A") is as of May 5, 2015 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended March 31, 2015 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2014, together with our annual MD&A for the year ended December 31, 2014. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Fifth Amended and Restated Credit Agreement, as amended, "the Credit Facility") and "Piling Business EBITDA". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charges coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations, and also identifies limits to our annual capital spend. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility.

NOA

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain annual and cumulative profitability thresholds being achieved from the use of the assets and liabilities over the three years subsequent to the sale. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Backlog and future workload
Backlog is a measure of the amount of secured work a company may have outstanding. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We have reported our backlog in prior reporting periods, using the definition of backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order, work authorization or change order specifying job scope, value and timing (limited to contracts or work orders with values exceeding $500,000).
We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under master service agreements ("MSA") with our key clients. Our clients will provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.

B. FINANCIAL RESULTS
Summary of Consolidated Three Month Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$85,076	$107,734	$(22,658)
Project costs	31,947	35,171	(3,224)
Equipment costs	30,594	47,629	(17,035)
Depreciation	11,538	9,744	1,794
Gross profit	$10,997	$15,190	$(4,193)
Gross profit margin	12.9%	14.1%	(1.2)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,176	7,261	915
Stock based compensation expense	235	3,630	(3,395)
Operating income	2,189	3,040	(851)
Interest expense	2,630	2,836	(206)
Net (loss) income	(504)	126	(630)
Net (loss) income margin	(0.6)%	0.1%	(0.7)%
EBITDA(1)	14,243	13,739	504
Consolidated EBITDA (1)	14,802	15,226	(424)
Consolidated EBITDA margin	17.4%	14.1%	3.3%

Per share information
Net (loss) income - basic & diluted	$(0.01)	$0.00	$(0.01)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2015	2014
Net (loss) income	$(504)	$126
Adjustments:
Interest expense	2,630	2,836
Income tax expense	106	70
Depreciation	11,538	9,744
Amortization of intangible assets	473	963
EBITDA	14,243	13,739
Adjustments:
Loss on disposal of plant and equipment	13	296
Gain on disposal of assets held for sale	(89)	—
Equity classified stock-based compensation expense	279	1,191
Equity in loss of unconsolidated joint venture	356	—
Consolidated EBITDA	$14,802	$15,226
Analysis of Consolidated Results
Revenue
For the three months ended March 31, 2015, revenue was $85.1 million, down from $107.7 million in the same period last year. Unrelated to the current lower oil price, at the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. The decrease in revenue for the current period was primarily the result of the reduced costs of ownership and maintenance on the Horizon mine cost reimbursable contract coupled with the shutdown of the Joslyn mine development project in the latter half of last year. Normalizing results to exclude these two events, revenue in the quarter from our program of winter work was comparable to the prior period despite a slowdown of activity at the end of the quarter due to an early start to the spring breakup season. Strong mine development and mine support activity at the Kearl mine along with mine support work at both the Base Plant and Millennium mines helped offset lower muskeg removal volumes at the Horizon mine, lower equipment rental revenue at the Base Plant mine and the prior year's ramp-up of mine

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development activities at the Fort Hills mine. Lower overburden removal volumes in the quarter at the Horizon mine were expected, based on the customer's long-term mine plan.
Gross profit
For the three months ended March 31, 2015, gross profit was $11.0 million, or 12.9% of revenue, down from $15.2 million, or 14.1% of revenue, in the same period last year. Included in last year's results was a pickup from project closeout activities. Normalizing gross profit to exclude last year's pickup, the previously mentioned elimination of activity at the Joslyn mine and the lost profit contribution from the reimbursable equipment costs assumed by the customer at the Horizon mine, we generated current margins that were comparable to last year. These results from our winter work this quarter were achieved despite an increase in equipment rental costs and higher depreciation from a larger mix of heavy equipment used to support these activities.
For the three months ended March 31, 2015, equipment costs dropped by $17.0 million compared to the prior year, primarily a result of the aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract.
Operating income
For the three months ended March 31, 2015, we recorded operating income of $2.2 million, a decrease from $3.0 million operating income recorded for the same period last year. G&A expense, excluding stock-based compensation, was $8.2 million for the quarter, up from $7.3 million for the same period last year. The increase was primarily driven by $1.4 million of restructuring charges recorded during the current period. The restructuring activities and other cost reduction initiatives implemented in the quarter are expected to generate between $8.0 million to $10.0 million of annual G&A, equipment and project cost savings to mitigate pricing pressures on profitability levels.t
Stock-based compensation expense decreased $3.4 million compared to the prior year, primarily as a result of the decrease in the share price during the quarter and its effect on the liability classified stock-based compensation cost. The decrease was partially offset by an increase in equity classified stock-based compensation cost due to implementation of equity classified RSU and DSU awards in the prior year.
Net income (loss)
For the three months ended March 31, 2015, we recorded $0.5 million net loss (basic and diluted loss per share of $0.01), a decrease from the $0.1 million net income (basic and diluted income per share of $0.00) recorded for the same period last year.
Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2015	2014	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,340	$1,711	$(371)
Interest on Credit Facility	205	251	(46)
Interest on capital lease obligations	874	654	220
Amortization of deferred financing costs	234	247	(13)
Interest on long term debt	$2,653	$2,863	$(210)
Interest income	(23)	(27)	4
Total interest expense	$2,630	$2,836	$(206)
Foreign exchange (gain) loss	(43)	8	(51)
Income tax expense	106	70	36
Interest expense
Total interest expense was $2.6 million during the three months ended March 31, 2015, down from $2.8 million in the prior year.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

Interest on our Series 1 Debentures dropped to $1.3 million during the three months ended March 31, 2015, from $1.7 million in the corresponding period last year as a result of the redemption of $16.3 million of Series 1 Debentures in the prior year.
Interest on our Credit Facility of $0.2 million for the three months ended March 31, 2015, is down from $0.3 million in the prior year. This decrease is primarily a result of a reduction in the interest rate on our Credit Facility and reduced borrowing activity in the current period.
Interest on capital lease obligations of $0.9 million in the three months ended March 31, 2015 was higher than such interest incurred in the prior year period as a result of an increase in assets under capital lease in the current period.
Foreign exchange (gain) loss
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended March 31, 2015, we recorded a current income tax expense of $2.1 million and a deferred income tax benefit of $2.0 million, providing a net income tax expense of $0.1 million. This compares to a combined income tax expense of $0.1 million recorded for the same period last year. The sale of contract equipment fleet to Canadian Natural1 in the current period drove the increase in current income tax expense.
Income tax as a percentage of income before income taxes for the three months ended March 31, 2015 differs from the statutory rate of 25.18% primarily due to permanent differences resulting from stock-based compensation expense and tax adjustments.
Income tax as a percentage of income before income taxes for the three months ended March 31, 2014 differs from the statutory rate of 25.26% primarily due to permanent tax differences resulting from stock-based compensation expense and temporary timing differences related to unbilled revenue and holdbacks on receivables.
Summary of Consolidated Cash Flows

	Three months ended
	March 31,
(dollars in thousands)	2015	2014	Change
Cash provided by operating activities	$20,502	$17,115	$3,387
Cash provided by (used in) investing activities	19,348	(2,898)	22,246
Cash used in financing activities	(15,141)	(3,104)	(12,037)
Net increase in cash	$24,709	$11,113	$13,596
Operating activities
Cash provided by operating activities for the three months ended March 31, 2015 was $20.5 million, compared to $17.1 million of cash generated for the three months ended March 31, 2014. The increased cash flow in the current period is primarily a result of a $10.9 million contribution from the decrease of working capital, primarily driven by the settlement of the Canadian Natural contract equipment sale, compared to a $2.1 million contribution from the reduction in working capital, last year.
Investing activities
Cash provided by investing activities for the three months ended March 31, 2015 was $19.3 million, compared to $2.9 million used in three months ended March 31, 2014. Current period investing activities included cash inflows of $29.6 million in proceeds on the disposal of plant and equipment and assets held for sale which was primarily related to the Canadian Natural contract fleet sale. This was partially offset by $10.3 million of plant, equipment and

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site

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intangible assets purchases which included $5.1 million for the settlement of fourth quarter, 2014 plant and equipment purchases and the buyout of $2.1 million of operating leases. Prior year investing activities of $2.9 million was primarily for the purchase of plant, equipment and intangible assets.
Financing activities
Cash used in financing activities during the three months ended March 31, 2015 was $15.1 million driven by $5.5 million of Credit Facility repayments, $5.4 million in capital lease obligation repayments, $2.4 million for the purchase and subsequent cancellation of common shares and $1.2 million of treasury share purchases. Cash used in financing activities for the three months ended March 31, 2014 was $3.1 million, primarily resulting from $3.7 million of capital lease obligation repayments.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing for the resolution of claims and unsigned change-orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange; and

•	the level of borrowing under our Series 1 Debentures, Credit Facility and assets financed under capital leases and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013
Revenue	$85.1	$113.2	$134.7	$116.2	$107.7	$108.9	$116.2	$115.0
Gross profit	11.0	10.1	16.8	9.3	15.2	16.8	11.6	8.4
Operating income (loss)	2.2	1.0	9.7	(2.2)	3.0	5.6	0.6	(2.3)
Net (loss) income from continuing operations	(0.5)	(1.5)	4.8	(4.1)	0.1	5.5	(8.7)	(5.6)
Net (loss) income per share - basic(i)	$(0.01)	$(0.04)	$0.14	$(0.12)	$0.00	$0.15	$(0.24)	$(0.16)
Net (loss) income per share - diluted(i)	$(0.01)	$(0.04)	$0.13	$(0.12)	$0.00	$0.15	$(0.24)	$(0.16)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.00	$0.00	$0.00

i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2014.
Claims and Change Orders
For the three months ended March 31, 2015, due to the timing of receipt of signed change orders we had no claims revenue recognized to the extent of costs incurred.
As at March 31, 2015, we had $9.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $3.1 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2014. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders in our most recent MD&A for the year ended December 31, 2014.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed annual and cumulative Piling Business EBITDA targets over the three years subsequent to the sale. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
The Keller Group advised us that it had not met the threshold for First Year Piling Business EBITDA that would have resulted in a payout of deferred consideration in 2014. We exercised our right to verify the 2014 Piling Business EBITDA reported by the Purchaser and following our review agreed with the Purchaser to postpone finalizing the 2014 determination until the 2015 determination was received.
The remaining contingent proceeds will be recognized if and when the Piling Business EBITDA targets are achieved. In the event that the Piling business did not achieve its 2014 target, we still have the potential to realize a portion of the contingent proceeds in 2015 related to the Second Year Piling Business EBITDA, up to $27.5 million.
For a full discussion on the Piling sale and the contingent proceeds Piling Business EBITDA targets see "Financial Results - Contingent Proceeds" in our recent annual MD&A for the year ended December 31, 2014.
C. OUTLOOK
Our customers continue to look for new ways to cut costs in response to lower oil prices while their production volumes continue to grow from prior year investments. Our continued improvement in financial performance has been achieved while sharing incremental cost savings with our clients without impacting our focus on safety or reliability. We believe this can allow us to build on this partnership with our customers as they appear to be open to new ideas and initiatives.
We are bidding for construction work which will commence after spring break up.  Overall, we anticipate first half performance to be similar to that of last year, normalized for the owner of the Horizon mine assuming ownership and maintenance responsibilities for contract equipment related to overburden removal activity and the completion of site preparation activity at the Joslyn mine. t
Outside of the oil sands, we are pleased to have bid for a larger than expected site preparations package at the recently sanctioned Site C hydro-electric dam project in northeastern British Columbia. Early civil work is scheduled to begin in June, at which time we will likely be bidding for the main civil package on this project. t
Our recent debt reduction initiatives with a focus on lowering our cost of debt, combined with a stronger balance sheet and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise. t
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work. Our clear objective for 2015 is to demonstrate resilience of cash flow in a very challenging operating environment.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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D. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2015, we had approximately 178 salaried employees and approximately 927 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,600 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at March 31, 2015, approximately 765 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, the primary term of which expired on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which expired February 28, 2015.  Negotiations to renew the Overburden and Roadbuilders and Heavy Construction agreements are well under way utilizing an interest-based, collaborative approach and a tentative deal is close with the Overburden agreement.  With respect to the Roadbuilders and Heavy Construction Agreement, the parties have agreed to extend the term until at least February 2016 while the parties continue negotiations.  A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017 and employs 40 employees.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.
E. RESOURCES AND SYSTEMS
LIQUIDITY AND CAPITAL RESOURCES
We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost subordinated debt relative to lower cost lease debt.
Liquidity
Liquidity requirements
Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our Credit Facility. At March 31, 2015, our cash balance of $25.7 million was $24.7 million higher than at December 31, 2014.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, working capital requirements and net capital additions. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our Credit Facility and our equipment leasing capacity.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

Summary of Consolidated Financial Position

(dollars in thousands)	March 31, 2015	December 31, 2014	Change
Cash	$25,665	$956	$24,709
Current assets (excluding cash)	92,709	155,025	(62,316)
Current liabilities	(74,888)	(115,343)	40,455
Net working capital	$43,486	$40,638	$2,848
Intangible assets	4,112	4,385	(273)
Plant and equipment	256,789	260,898	(4,109)
Total assets	407,662	456,581	(48,919)
Capital lease obligations (including current portion)	(61,385)	(64,055)	2,670
Series 1 debentures	(58,733)	(58,733)	—
Total long term financial liabilities ‡	(101,034)	(108,512)	7,478

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Current working capital fluctuations effect on liquidity

	March 31, 2015	December 31, 2014	Change
Current working capital assets
Accounts receivable	$50,115	$66,503	$(16,388)
Unbilled revenue	28,405	43,622	(15,217)
Inventories	6,430	7,449	(1,019)
Prepaid expenses and deposits	1,744	2,253	(509)
	$86,694	$119,827	$(33,133)
Current working capital liabilities
Accounts payable	26,433	58,089	(31,656)
Accrued liabilities	16,818	14,997	1,821
Billings in excess of costs	2,421	—	2,421
	$45,672	$73,086	$(27,414)
Total net current working capital	$41,022	$46,741	$(5,719)
At March 31, 2015, we had $3.2 million in trade receivables that were more than 30 days past due compared to $1.3 million as at December 31, 2014. At March 31, 2015 and at December 31, 2014, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at March 31, 2015, we had $9.5 million of unresolved claims and change orders recorded on our balance sheet ($3.1 million as at December 31, 2014). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our current working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

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As at March 31, 2015, holdbacks totaled $1.9 million, down from $10.7 million as at December 31, 2014. Holdbacks represented 3.8% of our total accounts receivable as at March 31, 2015 (16.2% as at December 31, 2014). The current period decrease in holdbacks represents the collection of holdbacks related to construction services projects that wrapped up in the fall of 2014.
Plant, Equipment and Intangible Asset Purchases
We maintain a significant equipment and light vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital is analyzed based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital is likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $20.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets.
For 2015, we intend to limit our capital expenditures to $20.0 million to $30.0 million, primarily related to essential capital maintenance and equipment replacement requirements, net of normal equipment disposals (normal equipment disposals excludes proceeds from the sale of contract-specific assets to Canadian Natural and proceeds on the buyout and sale of leased equipment).
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our capital lease additions during the three months ended March 31, 2015 were $2.8 million which is primarily related to new unit additions (March 31, 2014 - $4.0 million). In addition, we develop or acquire our intangible assets through capital expenditures.
Our equipment fleet value is currently split among owned, including assets under capital leases (62%), assets under operating leases (34%) and rented equipment (4%). Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
Credit Facility
On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). Our Fifth amended and Restated Credit Facility was signed on October 9, 2013, expires on September 30, 2016 and is secured through a combination of working capital and equipment. The amended agreement includes the following details:

•	Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA of less than 2.50 to 1.00.

•	Allowable debt in respect of capital leases of $90.0 million.

•	Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures.

◦	As of April 30, 2015, we have redeemed $7.5 million of the 9.125% Series 1 Debentures under this pre-approval.

•	Borrowing of up to $85.0 million, contingent upon the value of the borrowing base, broken into two tranches:

•	Tranche A, that will support up to $60.0 million in both borrowing under a revolving facility, to finance our working capital requirements and letters of credit; and

◦	At March 31, 2015 we had no borrowings on our revolving facility under Tranche A (December 31, 2014 - $5.5 million).

◦
During the three months ended March 31, 2015 we had no letter of credit borrowing activity under Tranche A and at both March 31, 2015 and December 31, 2014, we had no letters of credit issued under Tranche A.

◦	The weighted average amount of our borrowings on the revolving facility was $nil for both the three months ended March 31, 2015 and March 31, 2014.

◦	The maximum end of month balance for any single month during the three months ended March 31, 2015 was $nil.

•	Tranche B, that will allow up to $25.0 million in letters of credit.

◦
There were $5.1 million of issued and undrawn letters of credit under the $25.0 million Tranche B (December 31, 2014 - $5.1 million) to support performance guarantees associated with customer contracts.

◦
One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at March 31, 2015, we had no letters of credit outstanding in connection with this contract.

•	The Credit Facility interest cost is based on a pricing margin schedule that is affected by our credit rating with Standard & Poor's.
The March 31, 2015 borrowing base allowed for a maximum draw of $75.2 million between the two tranches of our Credit Facility. At March 31, 2015, our unused borrowing availability on the revolving facility under Tranche A was $60.0 million (December 31, 2014 - $54.5 million).
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2014.
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at March 31, 2015.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2015	2016	2017	2018	2019 and after
Series 1 Debentures	$58,733	$—	$—	$58,733	$—	$—
Capital leases (including interest)	66,513	19,704	22,029	12,542	10,438	1,800
Equipment and building operating leases	31,072	3,834	3,984	3,884	4,013	15,357
Supplier contracts	8,567	1,381	3,593	3,593	—	—
Total contractual obligations	$164,885	$24,919	$29,606	$78,752	$14,451	$17,157
Our total contractual obligations of $164.9 million, as at March 31, 2015, have decreased from $176.1 million as at December 31, 2014.
For a full discussion on Series 1 Debentures see "Securities and Agreements", below.
Off-balance sheet arrangements
We currently have no off-balance sheet arrangements.

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Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of up 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. During the three months ended March 31, 2015, we purchased and retired 620,000 voting common shares and on April 2, 2015, we subsequently purchased and retired an additional 340,000 voting common shares. As at April 30, 2015, 1,460,000 voting common shares had been purchased and retired under this bid.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified RSU and PSU long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.
As at April 30, 2015, there were 33,993,996 voting common shares outstanding, which included 916,443 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheet (34,333,996 common shares, including 916,443 common shares classified as treasury shares at March 31, 2015). We had no non-voting common shares outstanding on any of the foregoing dates.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2014.
9.125% Series 1 Debentures
We redeemed $1.0 million face value of our Series 1 Debentures on April 6, 2015 (at $100.50 per $100 of face value) and $0.3 million face value of our Series 1 Debentures on April 16, 2015 (at par), plus accrued and unpaid interest and applicable fees.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2014.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of March 31, 2015 such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2015 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Recently adopted

•	Presentation of financial statements and property, plant and equipment

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We adopted this Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity effective commencing January 1, 2015. The adoption of this standard did not have a material impact on our consolidated financial statements.

Not Yet Adopted

•	Revenue from Contracts with Customers

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In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will be effective commencing January 1, 2017. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

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In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Presentation of Financial Statements - Going Concern

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In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Topic 205-40).This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Consolidation - Amendments to the Consolidation Analysis

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In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the three months ended March 31, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2014.
F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”,

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“target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

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The expectation that restructuring activities and other cost reduction initiatives implemented in the quarter are expected to generate between $8.0 million to $10.0 million of annual G&A, equipment and project cost savings to mitigate pricing pressures on profitability levels.

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The expectation that first half performance will be similar to the prior year, normalized for the reduced activity at the Horizon mine and the completion of site preparation activity at the Joslyn mine.

•	The expectation that the Site C hydro-electric dam early works will begin in June and that we will be bidding for the main civil package around that same time.

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Our belief that our recent debt reduction initiatives together with a focus on lowering the cost of debt and our stronger balance sheet will provide us with a stable base to endure the current macroeconomic uncertainties.

•	Our belief that we will be able to remain competitive in our pricing and will have the ability to take advantage of organic growth and acquisition opportunities that may arise.

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Our estimated net capital needs and our belief that we will have enough cash from operations to fund our annual expenses and estimated net capital additions and our belief that, in the event that we require additional funding that such funding requirements can be satisfied by the funds available from our Credit Facility and our equipment leasing capacity.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2014 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

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that, in the event that the Purchaser of the Piling business does not meet the prescribed Piling Business EBITDA thresholds for 2014, the Purchaser will meet the prescribed Second Year Piling Business EBITDA threshold this year, thus allowing us to realize the related component of the contingent proceeds of the Piling Sale;

•	the continuing expansion of existing mines and the development of new mines;

•	the demand for construction services remaining strong, including in non-oil sands projects;

•	that work will continue to be required under the contract with Canadian Natural;

•	that the Site C hydro-electric dam project will proceed as planned;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

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our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At March 31, 2015, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

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At March 31, 2015, we had no outstanding debt pertaining to our revolving facility under the Credit Facility (December 31, 2014 – $5.5 million).
G. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2014, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 5, 2015

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 5, 2015

/s/ Rob Butler
Vice President, Finance